Exhibit 99.5

1 Conference Call – 4Q08 March, 2009 José Antonio do Prado Fay CEO Leopoldo Viriato Saboya CFO and IR Director

2 All statements contained herein with regard to the Company’s business prospects, projected results and the potential growth of its business are mere forecasts, based on local management expectations in relation to the Company’s future performance. Dependent as they are on market shifts and on the overall performance of the Brazilian economy and the sector and international markets, such estimates are subject to changes.

Historical Records Capex Gross Sales EBITDA CAGR=25% R$ Million 3 4,371 5,567 5,873 6,106 7,789 13,161 2003 2004 2005 2006 2007 2008 385 595 745 456 803 1,159 2003 2004 2005 2006 2007 2008 69 110 280 637 857 2,396 2003 2004 2005 2006 2007 2008

4 HIGHLIGHTS 4Q08 Gross Sales - R$ 3.6 billion 57% increase; Growth of 57% in sales volumes; EBITDA of R$ 465 million, 93% higher 15.2% of net sales; Increase of R$ 225 million in operating cash generation. Volumes Revenues Meat 14% 38% . Domestic Market 17% 31% . Exports 11% 46% Dairy Products 330% 266% Other processed 4% 5%

5 Highlights - 4Q08 R$ Million Adjusted net income = the portion relative to amortized goodwill due to in 4Q08, without tax. HIGHLIGHTS - R$ Million 4Q08 4Q07 % Ch. GROSS SALES 3,576 2,276 57% DOMESTIC MARKET 2,278 1,417 61% EXPORTS 1,298 859 51% NET SALES 3,058 1,922 59% GROSS PROFIT 912 556 64% GROSS MARGIN 29.8% 28.9% - EBIT 312 156 100% NET INCOME (20) 98 - ADJUSTED NET INCOME 8 98 (92%) ADJUSTED NET MARGIN 0.3% 5.1% - EBITDA 465 240 93% EBITDA MARGIN 15.2% 12.5% -

6 Highlights 2008 Gross Sales - R$ 13.2 billion 69% increase; Growth of 74.5% in sales volumes; EBITDA of R$ 1.2 billion, 44.4% higher 10.2% of net sales; Increase of R$ 356.6 million in operating cash generation; Volumes Revenues Meat 30% 45% . Domestic Market 26% 36% . Exports 33% 54% Dairy Products 311% 253% Other processed 68% 53%

7 Highlights - Year R$ Million Adjusted net income = the portion relative to amortized goodwill due to in 2008, without tax. HIGHLIGHTS - R$ Million 2008 2007 % Ch. GROSS SALES 13,161 7,789 69% DOMESTIC MARKET 8,104 4,589 77% EXPORTS 5,057 3,199 58% NET SALES 11,393 6,633 72% GROSS PROFIT 2,759 1,873 47% GROSS MARGIN 24.2% 28.2% - EBIT 709 504 41% NET INCOME 54 321 (83%) ADJUSTED NET INCOME 155 335 (54%) ADJUSTED NET MARGIN 1.4% 5.1% - EBITDA 1,159 803 44% EBITDA MARGIN 10.2% 12.1% -

Trust and Performance Dec 08/ Dec 07 (average/month) Source: Bloomberg 8 Perdigão -23.39% Sadia -68.00% Tyson -50.60% Hormel -28.60% Conagra -38.82% Smithfield -65.08% Ibovespa -40.82% Dow Jones -35.88%

9 2008 Scenario Strong commodity price volatility; Significant gap between prices x costs; FX Volatility; Incorporation of New Businesses – need for improvements x a portfolio with a larger percentage of in-natura products; Adjustments in inventory for the UHT milk market; Difficulties of international clients in raising credit accelerating the necessity for destocking in the fourth quarter.

Costs X Prices x FX pork chicken Source: Bloomberg, Abef, Abipec, CEPEA Grains - CBOT Proteins 10 Exports prices in Brazil Average prices paid to producers in Brazil R$ x US$ 2.04 1.42 1.00 1.50 2.00 2.50 3.00 jan/07 mar/07 may/07 jul/07 sep/07 nov/07 jan/08 mar/08 may/08 jul/08 sep/08 nov/08 jan/09 US$/Kg 1.00 1.20 1.40 1.60 1.80 2.00 2.20 US$/Kg Pork Chicken 9.29 3.62 6.0 7.0 8.0 9.0 10.0 11.0 12.0 13.0 14.0 15.0 16.0 jan/07 mar/07 may/07 jul/07 sep/07 nov/07 jan/08 mar/08 may/08 jul/08 sep/08 nov/08 jan/09 US$/Bushel 2.0 3.0 4.0 5.0 6.0 7.0 8.0 US$/Bushel Soy Corn Soy Corn 2.378 1.5 2.0 2.5 3.0 jan/07 mar/07 may/07 jul/07 sep/07 nov/07 jan/08 mar/08 may/08 jul/08 sep/08 nov/08 jan/09 Dolar 0.598 0.4 0.5 0.6 0.7 0.8 0.9 jan/07 mar/07 may/07 jul/07 sep/07 nov/07 jan/08 mar/08 may/08 jul/08 sep/08 nov/08 jan/09 R$/Litre Milk

Cash Generation and EBITDA R$ Million 11 186 233 275 465 7.6% 8.2% 9.0% 15.2% 1Q08 2Q08 3Q08 4Q08 EBITDA EBITDA Margin -400 -232 -144 181 147 517 26 538 373 -219 564 -85 -400 -300 -200 -100 - 100 200 300 400 500 600 1Q08 2Q08 3Q08 4Q08 ? W K Net Operating Result Cash Generated

General Indexes Current Liquidity General Liquidity Net Debt / EBITDA Debt Profile 12 -10% 9% 19% 27% 70% 68% 61% 54% 54% 4Q07 1Q08 2Q08 3Q08 4Q08 Net Debt - ST Gross Debt - LT 2.2 2.0 2.0 2.4 2.8 4Q07 1Q08 2Q08 3Q08 4Q08 0.5 2.6 2.9 3.5 2.9 4Q07 1Q08 2Q08 3Q08 4Q08 1.5 1.0 1.1 1.0 0.9 4Q07 1Q08 2Q08 3Q08 4Q08

13 BUSINESS PERFORMANCE

14 Domestic Market Meat Business Increase of 26% in sales volume; Pass through prices necessary due to cost pressures; Focus on processed products with higher added value (R$ 733 million of additional sales) Change in product mix due to Eleva’s acquisition; Pricing pressures from competitors.

15 Dairy Products Business 311% growth in volume – Absorption of Eleva’s products; Processed products growth (60%) – powdered milk, cheese, butter, yogurt, fermented milk products, milk-based desserts and petit suisse; Consolidating brand penetration through Campaigns and product launches: Batavo, Pense Light, Elegê. Adjustment of inventory for the UHT milk (long-life) market; Cost pressure on the raw milk in the first half with a gradual reduction in the second. Domestic Market

16 Exports Perdix Business – Exports Growth of 33% in meat volumes and initial shipments of 16 thousand tons of processed dairy products; Volatility: FX x Prices x Costs; Incorporation of volumes produced by Eleva and Plusfood; High inventory x customer credit crunch. Diversion of shipments due to flooding at the ports in the state of Santa Catarina.

17 Exports by region 2008 2007 % Net Sales Other Countries 7.1% Eurasia 15.7% Europe 29.7% Far East 24.9% Middle East 22.6% Other Countries 14.7% Eurasia 14.6% Europe 22.2% Far East 22.9% Middle East 25.6%

18 Breakdown of Net Sales – 2008 By Product By Market DIVERSIFIED PRODUCTS PORTFOLIO * Includes UHT milk, pasteurized and powder milk Exports 43.7% Domestic Market 56.3% Poultry 29.9% Others 3.3% Milk* 13.9% Dairy Products 7.5% Other Processed 4.0% Specialty Meats 19.4% Elaborated/ Frozen Products 13.4% Pork/Beef 8.6%

Outlook 2009 Exports Adjustments in production and inventory; Stable world meat consumption, probable growth in chicken; Financial situation of global peers; Declining international grain prices; Meat prices adjustments (USD). Domestic Market Defensive scenario for non durable goods (remarkably food); Balanced milk market; Diversified portfolio; New Commercial Model. 19

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